

August 10, 2010

Robert Rosenkranz
Chairman and CEO
Delphi Financial Group, Inc.
1105 North Market Street, Suite 1230
P. O. Box 8985
Wilmington, Delaware 19899

> **Re:** **Delphi Financial Group, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Form 10-Q for the quarter ended March 31, 2010**
> **Definitive Proxy Statement on Schedule 14A Filed April 8, 2010**
> **File No. 1-11462**

Dear Mr. Rosenkranz:

We have reviewed your July 14, 2010 response to our June 17, 2010 comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note B – Investments, page 69

1. We note your proposed revised disclosure in response to our comment five regarding the determination of the credit loss component recognized in earnings. Regarding your proposed disclosure related to corporate securities, please revise your proposed disclosure to include the following:

- The number of prices you generally obtained per instrument, and if you obtained multiple prices, how you determined the ultimate value you used in your financial statements;
- Whether, and if so, how much and why you adjusted prices you obtained from your pricing service; and
- The procedures you performed to validate the prices you obtained.

<u>Definitive Proxy Statement on Schedule 14A filed April 8, 2010</u>

2. We note your responses to our prior comments nine and ten. For each of your Cash Compensation and Share-Based Compensation please provide a more detailed discussion of each of the factors considered by the Committee as part of their, "subjective and qualitative evaluations of the Company's 2009 overall financial performance, investment performance and operational performance" and explain how the Committee determined the, "executives' contributions to this performance" for use in deciding the amount of both cash and share-based compensation.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant